UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TELLABS, INC.

(Name of Subject Company: (Issuer))

BLACKHAWK MERGER SUB INC.

(Name of Filing Persons: (Offeror))

BLACKHAWK HOLDING VEHICLE LLC

(Name of Filing Persons: (Parent of Offeror))

MARLIN MANAGEMENT COMPANY, LLC

(Name of Filing Persons: (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

Nick Kaiser

Blackhawk Merger Sub Inc.

Blackhawk Holding Vehicle LLC

c/o Marlin Management Company, LLC

338 Pier Avenue

Hermosa Beach, CA 90254

(310) 364-0100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Rick Presutti

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$918,646,796.20 (1)	$118,321.71 (2)

(1)       Estimated for purposes of calculating the filing fee only. The calculation of the transaction value assumes the purchase of 374,957,876 shares of common stock, par value $0.01 of Tellabs, Inc. (“Shares”) (the number of Shares representing (i) 355,740,338 Shares, which is the number of Shares outstanding plus (ii) 19,217,538 Shares, which is the number of Shares reserved for issuance pursuant to outstanding options to purchase Shares, stock appreciation rights, restricted stock units and performance awards under plans of Tellabs, Inc. and its subsidiaries, regardless of exercise price) by $2.45. The calculation of the transaction value is based on information provided by Tellabs, Inc. as of October 16, 2013.

(2)       The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	118,321.71	Filing Party:	Blackhawk Merger Sub Inc. Blackhawk Holding Vehicle LLC Marlin Management Company, LLC
Form of Registration No.:	Schedule TO-T	Date Filed:	November 1, 2013

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        Third-party tender offer subject to Rule 14d-1.

☐          Issuer tender offer subject to Rule 13e-4.

☐          Going-private transaction subject to Rule 13e-3.

☐          Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 1, 2013 ( the “Original Schedule TO,” and together with this Amendment No. 1 and any other amendments and supplements thereto, collectively the “Schedule TO”). The Schedule TO relates to the tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Tellabs, Inc., a Delaware corporation, at a purchase price of $2.45 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Parent and Purchaser are affiliates of Marlin Equity III, L.P., Marlin Equity IV, L.P. and Marlin Management Company, LLC (d/b/a Marlin Equity Partners). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.

All information set forth in the Original Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and 11 of this Schedule TO. You should read this Amendment No. 1 together with the Original Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Item 11.

Item 11.         Additional Information.

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by replacing the second paragraph under the heading “Legal Proceedings” in its entirety with the following:

“Between October 22, 2013 and November 6, 2013, 15 additional complaints were filed in various jurisdictions:  four complaints were filed in the Circuit Court for the Eighteenth Judicial Circuit, DuPage County, Illinois (Phelps v. Tellabs, Inc., et al., Case No. 2013L000999; Jackson v. Tellabs, Inc., et al., Case No. 2013CH002988; Setareh v. Tellabs, Inc., et al., Case No. 2013CH2997; and Huntwork v. Tellabs, Inc., et al., Case No. 2013CH2999); seven complaints were filed in the Circuit Court of Cook County, Illinois, Chancery Division (Englehart v. Hedfors, et al., Case No. 13 CH 23886; City of Lakeland Employees Pension Plan v. Tellabs, Inc., et al., Case No. 13 CH 23890; McCoomb v. Tellabs, Inc., et al., Case No. 13 CH 24411; Russell v. Tellabs, Inc., et al., Case No. 13 CH 24567; Reynolds v. Tellabs, Inc., et al., Case No. 13 CH 24519; Walpole v. Tellabs, Inc., et al., Case No. 13 CH 24757; and Rodriguez v. Tellabs, Inc., et al., Case No. 13 CH 24889); three complaints were filed in the Court of Chancery of the State of Delaware (Rishi Mehta v. Tellabs, Inc., et al., Case No. 9028-VCL, Wilkinson v. Tellabs, Inc., et al., Case No. 9043-VCL, and Rajendra Mehta v. Tellabs, Inc. et al., Case No. 9066); and one complaint was filed in the United States District Court for the Northern District of Illinois (Lambert v. Tellabs, Inc., et al., Case No. 13-cv-7945).  Each of these complaints assert claims and allegations similar to those in the Freedman complaint, and each complaint seeks similar relief on behalf of the same putative class.  The Rishi Mehta, McCoomb, Walpole and Rodriguez complaints also name Daniel P. Kelly, President and Chief Executive Officer of the Company, as a defendant.  In addition, the Rodriguez and Rajendra Mehta complaints allege disclosure violations in connection with the Schedule 14D-9 filed by the Company with the SEC, and the Lambert complaint alleges similar violations pursuant to Sections 14(e) and 20(a) of the Securities and Exchange Act of 1934.

On November 1, 2013, the Rishi Mehta and Wilkinson actions were consolidated by the Delaware court under the caption In re Tellabs, Inc. Stockholders Litigation, Case No. 9028-VCL.  Plaintiffs filed a consolidated amended complaint in this action on November 6, 2013 alleging disclosure violations in connection with the Schedule 14D-9 filed by the Company with the SEC.  The Rajendra Mehta complaint was filed on November 6, 2013, after the other Delaware actions were consolidated.

An amended complaint was filed in the Englehart action on November 4, 2013, alleging disclosure violations in connection with the Schedule 14D-9 filed by the Company with the SEC.”

SIGNATURE

After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2013

BLACKHAWK HOLDING VEHICLE LLC

By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	President

BLACKHAWK MERGER SUB INC.

By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	President

MARLIN MANAGEMENT COMPANY, LLC

By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	Partner

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 1, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on November 1, 2013.*

(a)(5)(A)	Press Release, dated October 21, 2013, issued by Marlin Equity Partners (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(B)	Press Release, dated October 21, 2013, issued by Tellabs, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(C)	Press Release, dated November 1, 2013, issued by Marlin Equity Partners.*

(b)(1)	Financing Commitment Letter, dated October 18, 2013, by and between Optical Holding Company LLC and Cerberus Business Finance, LLC.*

(b)(2)	Sponsor Commitment Agreement, dated October 18, 2013, by and among Marlin Equity III, L.P., Marlin Equity IV, L.P., Blackhawk Holding Vehicle LLC and Blackhawk Merger Sub Inc.*

(c)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated October 18, 2013, by and among Blackhawk Holding Vehicle LLC, Blackhawk Merger Sub Inc. and Tellabs, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tellabs, Inc. with the Securities and Exchange Commission on October 21, 2013).

(d)(2)	Confidentiality Agreement, dated May 16, 2013, between Marlin Management Company, LLC and Tellabs, Inc.*

(d)(3)	Guaranty, dated October 18, 2013, by Marlin Equity III, L.P. and Marlin Equity IV, L.P. in favor of Tellabs, Inc.*

(e)	None.

(f)	Not applicable.

(g)	None.

(h)	None.

*  Previously Filed with the Tender Offer Statement on November 1, 2013.